John Hancock Financial Services U.S. Wealth Management Law Department 601 Congress Street Boston, MA 02210-2805 (617) 663-3192 Fax: (617) 663-2197 E-Mail: tloftus@jhancock.com
July 23, 2009
Alison T. White
Senior Counsel
U.S. Securities and Exchange Commission
Office of Insurance Products
100 F Street, NE
Washington, D.C. 20549-4644

Re:	John Hancock Life Insurance Company	John Hancock Life Insurance Company
	(U.S.A.) Separate Account H	(U.S.A.) AnnuityNote Series 2
	initial Form N-4 Registration Statement	Variable Annuity Contracts
(File No. 333-159267)

	John Hancock Life Insurance Company of	John Hancock Life Insurance Company of
	New York Separate Account A	New York AnnuityNote Series 2
	initial Form N-4 Registration Statement	Variable Annuity Contracts
(File No. 333-159268)
Dear Ms. White:
This letter supplements our letters dated July 16, and July 22, 2009 (the “Letters”). It responds to your additional comments, which were provided in your voicemail message on July 22, 2009, regarding the initial Form N-4 Registration Statements referenced above, filed on May 15, 2009 (Accession Nos. 0000950135-09-004040 and 0000950135-09-004041). Your additional comments are shown in italics. In our responses, we use underlines to show proposed additions and ~~strikethroughs~~ to show deletions to the text of the prospectus.
Comment 1. Maturity Date later than 95th birthday of oldest Annuitant.
Please clarify whether the “previously-specified Maturity Date” means the Maturity Date that the contract owner chose or the first day of the month following the 95th birthday of the oldest Annuitant. Also, please clarify whether a contract owner can select a later Maturity Date that is later than the first day of the month following the 95th birthday of the oldest Annuitant. Please add language specifying the circumstances under which you would not consent to such a change.
RESPONSE: We will revise the “General” paragraph under “V. Description of the Contract — Contract Provisions Applicable After the Maturity Date” as follows:
General
Generally, the Contracts contain provisions for the commencement of annuity payments to the Annuitant on the Contract’s Maturity Date. The current Maturity Date is the date you specify~~ied~~, as shown on your Contract’s specifications page, or, ~~unless you change that date. I~~if you do not specify a date ~~is specified~~, the Maturity Date is the first day of the month following the 95th birthday of the ~~oldest~~ Annuitant. You may request~~specify~~ a different Maturity Date (including a date later than the first day of the month following the 95th birthday of the Annuitant) at any time by written request at least one month before both the ~~date previously specified~~ current and ~~the~~ new Maturity Dates. The new Maturity Date may not be later than the ~~previously specified~~current Maturity Date, however, unless we consent. ~~Maturity Dates which occur when the Annuitant is at an advanced age, e.g., past age 90, may have adverse income tax consequences (see “VII. Federal Tax Matters.”). Distributions may be required from IRAs before the Maturity Date. (See “VII. Federal Tax Matters — Individual Retirement Account/Annuity (IRA) Contracts — Required Minimum~~

Alison T. White, Esq.
SEC Office of Insurance Products
July 23, 2009

~~Distributions.”~~) Currently, for Nonqualified Contracts there is no IRS guidance with respect to a maximum date on which annuity payments must start ~~under an annuity contract that is not used in connection with a tax-qualified retirement plan~~. In the event that any future rulings, regulations, or other pronouncements by the IRS provide guidance for us to do so, we may need to restrict your ability to change to a Maturity Date under a Nonqualified Contract which occurs when the Annuitant is at an advanced age (i.e., past age 90).You should consult with a qualified tax advisor for information about potential adverse tax consequences for such Maturity Dates. For IRAs, distributions may be required before the Maturity Date (see “VII. Federal Tax Matters — Individual Retirement Account/Annuity (IRA) Contracts — Required Minimum Distributions”).
We believe that the foregoing language specifies the circumstances under which we would withhold our consent to requests for advanced-age Maturity Dates. Due to the unsettled nature of the law in this area, we do not think it is prudent to make an affirmative statement that we would approve requests for Maturity Dates under a specific age, but on the other hand we feel that the text reasonably allows a customer to draw such a conclusion for him- or herself.
The Registrants hereby acknowledge that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrants may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Request for Acceleration
On behalf of the Registrants and John Hancock Distributors LLC, their Principal Underwriter, I have been authorized to request an order to accelerate the effectiveness of the above-referenced registration statements to the earliest possible time on July 27, 2009. I intend to make such request orally within one business day of the filing of Pre-Effective Amendment No. 2 to Registration Statement Nos. 333-159267 and 333-159268. As required by Rule 461(a) of the Act, the Registrants and Principal Underwriter certify that they are aware of their obligations under the Act.
Please do not hesitate to contact me on any matters regarding John Hancock’s variable annuity filings at (617) 663-3192 or, in my absence, please contact Arnold R. Bergman, Esq. at (617) 663-2184.
Very truly yours,
/s/ Thomas J. Loftus
Thomas J. Loftus
Senior Counsel - Annuities